

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 23, 2024

Guilherme Perboyre Cavalcanti
Chief Financial Officer
JBS S.A.
Av. Marginal Direita do Tietê 500, Bloco I, 3rd Floor
CEP 05118-100
São Paulo, SP, Brazil

> **Re: JBS S.A.**
> **Annual Report on Form 20-F for the Year Ended December 31, 2023**
> **Filed March 27, 2024**
> **File No. 333-155412**

Dear Guilherme Perboyre Cavalcanti:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 20-F for the Year Ended December 31, 2023

General

1. To the extent that the comments contained in our letter dated May 23, 2024, relating to the Form F-4 filed by JBS B.V. (File No. 333-273211) apply to the disclosure contained in this filing, including without limitation those comments related to your MD&A and financial statements, please make appropriate and corresponding revisions, to the extent the revisions would materially change your existing disclosure.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Beverly Singleton at 202-551-3328 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Geoffrey Kruczek at 202-551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: John Vetterli